PARAMOUNT ENERGY TRUST

gaining new height

2006 PROFILE

     TABLE OF CONTENTS |  PET’s Credo IFC |  President’s message 3 | Business plan 7 | PET at a glance 8 | Operations profile 10 | Accretive acquisitions 22 | Healthy balance sheet 24 | Natural gas markets 27 | Social responsibility 29 | Corporate information BC |

Our guiding principles in managing
this high performance Trust
Paramount Energy Trust strives
to be the Energy Trust Investment
of Choice using innovation,
adaptability and perseverance
to bring energy to market while
generating sustainable premium
after-tax returns for our Unitholders.
Implicit in this purpose is to be:

^ The Vision of Excellence in the oil
and gas sector by fostering:
Accountability, interdependently
balanced between our
Unitholders, employees,
partners, suppliers, community
and the environment.
An internal environment
of integrity, opportunity,
individual responsibility,
creativity and respect.
An entrepreneurial spirit in
all facets of our organization.

^ The most efficient finder and
exploiter of opportunities.

^ Highly profitable while operating
within an acceptable risk profile
for stakeholders.

CREDO

This report contains forward-looking information with respect to Paramount Energy Trust (“PET” or the “Trust”). This forward looking information is based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance, regulations and other risks associated with oil and gas operations.

^ Acquisitions and resolution
to the gas over bitumen issue
have increased distributions
50% since July 2004.
^ Monthly distributions of
$0.24 per Trust Unit are
sustainable for the foreseeable
future; supported by PET’s
current hedges and production
expectations, and current
markets and prices for natural
gas in North America.
^ Original PET Unitholders via the
Trust spin-out from Paramount
Resources Ltd. have had a
total three year return of 498%.
^ PET’s current yield of 14%
exceeds the trust sector
average of 11 – 12%.
^ PET has out performed
the major TSX indices since
its inception.
^ Total return in 2004 of 55% and
56% in 2005 is in the top quartile
of the energy trust peer group.

Respected leader oil and gas sector

Since our formation three years ago, Paramount Energy Trust has experienced challenges, opportunities and success, all of which have contributed to a reputation as a respected leader in the oil and gas trust sector. This reflects the spirit of our people and their dynamic approach to our business.

PET’s primary goal is to generate maximum returns for Unitholders; it is a fundamental driving all of our activities. We have established hardworking teams of professionals which thrive in a culture where we stress accountability, meticulous attention to detail and astute management of our asset base. Those elements are crucial to the success of our business plan, which details our strategies for building and maintaining a low risk, natural gas exploration, exploitation and production business. The talent and dedication of our people, combined with sound business principles, have delivered truly exceptional returns for our Unitholders.

^ Our total annual return in 2005 was 56.1 percent, the fourth highest in the Canadian oil and gas royalty trust sector and our second consecutive year of top quartile performance.

^ Our 2005 return included two distribution increases totaling 20 percent.

^ Since inception, we have generated a 498 percent total return for those investors who participated in the original dividend-in-kind and rights offering that created the Trust.

Executing our business plan

In the past three years our production base has more than doubled while PET has remained Canada’s only 100 percent natural gas royalty trust. Our core asset base in northeast Alberta has performed solidly as we have continued to offset natural production declines through cost-effective optimization activities. We are opportunity seekers, and accretive acquisitions have provided both significant growth in northeast Alberta, which is a winter-access only area, and added some geographic diversification into year-round operational areas. The strength in natural gas, mergers and acquisitions and equity markets has enabled PET to achieve that growth while maintaining a balance sheet that will allow us to continue to capitalize on opportunities as they arise in the commodity price cycles. We were in full flight throughout our third year of operations and 2005 was a record year on many fronts. PET’s achievements included:

^ Completing the largest acquisition in our history which significantly expanded our northeast Alberta production base and provided substantial new inventory for cost-effective production additions;

^ Achieving 42 percent production growth over 2004 through the combination of acquisitions, exploration, exploitation and development activities;

^ Maintaining very low declines on the base production through the reinvestment of only 20 percent of cash flow in optimization activities;

^ Successfully financing our activities while maintaining a balance sheet that will allow us to take advantage of future opportunities; and

^ Closing a corporate acquisition in February 2006 which further diversified our operations outside of the winter-only access areas of northeast Alberta to the south along the shallow natural gas trend.

The details of those activities can be found in our Annual Report and on our website. In this Trust Profile our goal is to introduce new investors to PET’s formula for success and to reacquaint existing Unitholders with the principles that we believe will maintain high returns for Unitholders.

Accountability to Unitholders

Our achievements to date in our short history have been many and we are proud of what our team has accomplished. One of the many triumphs was facing the adversity caused by the gas over bitumen issue and taking a leadership role in its resolution. For the past two and a half years, we have proactively presented our case to regulators for the resumption of production from certain zones shut-in by the Alberta Energy and Utilities Board (“AEUB”). Simply, volumes were shut-in as the AEUB considered that depletion of an overlying associated gas reservoir could negatively impact the production of bitumen resources using steam assisted gravity drainage (“SAGD”) technology in the future. While a financial solution was reached with the Government of Alberta in late 2004, we continued to present evidence to the AEUB based on our technical studies which supported the resumption of production from certain pools.

In November 2005, the AEUB issued a decision which had minimal further impact on the Trust, upholding its interim decision to shut-in approximately 17.4 MMcf/d of production, about one third of PET’s production originally targeted for shut-in back in June 2003. While this gas production remains shut-in and we are receiving 70 to 80 percent of our lost cash flow in the form of royalty relief, we will continue to focus on technical solutions to allow those assets to be brought back on production. We are adamant in continuing to represent the interests of our Unitholders.

Striving for greater triumphs

These are exciting times in the energy business as commodity prices are volatile and have been at unprecedented highs. Such a robust price environment brings its own challenges. The oil and gas industry is facing equipment and labour shortages which are driving up the cost of field services. We are also seeing regulatory delays due to the amount of industry activity, along with steeply rising prices for acquisitions. We are acutely aware of the high standards that we have set for the Trust, and the industry-leading benchmarks we are striving to continue to achieve in our performance. We are up for the challenge and believe that the foundation has been laid for even greater achievements as we continue to strive to be your Energy Trust Investment of Choice.

Susan Riddell Rose
President and Chief Executive Officer
April 3, 2006

Maximize
distributions
and Unitholder value

FOCUSED ON OUR BUSINESS PLAN

Since day one, our business plan has remained unchanged. It has driven significant growth and will remain our guiding force in maximizing returns to Unitholders.

The fundamentals of our business plan are as follows:

^ Asset optimization – Optimizing the developed
asset base through low risk exploitation, low
exposure exploration, infrastructure management
and proactive stewardship of our extensive
undeveloped land base;
^ Maximize cash flow – Managing both the cost and
revenue sides of our business to maximize netbacks
and, hence cash flow;
^ Accretive acquisitions – Pursing accretive
corporate and property acquisitions for growth
and enhancement of the opportunity inventory
to fuel sustainability; and
^ Healthy balance sheet – Keeping pace with capital
activity, acquisition spending and markets to
maintain a healthy balance sheet in order to take
advantage of opportunities as they arise throughout
the commodity price cycles.

PET is driven by a culture of accountability. We execute the business plan by continually asking ourselves, ”What more can we do to achieve the desired results for our Unitholders?” This requires that we be attuned to changes in natural gas markets and new opportunities evolving within the sector, particularly in acquisition markets. All of those activities are focused on the prime objective of our business plan –to maximize value and distributions to our Unitholders.

We continue to deliver
through the four pillars of
our business plan
^ Asset optimization
^ Maximize cash flow
^ Accretive acquisitions
^ Healthy balance sheet
to ensure maximum distributions
and value to our Unitholders.

Paramount Energy Trust at a glance

Production (March 2006)(1)	163 MMcf/d
Average working interest(4)	77%
Reserves (January 1, 2006)
Proved producing	180.0 Bcf (64%)
Proved non-producing	6.9 Bcf (2%)
Proved undeveloped	9.0 Bcf (3%)
Shut-in gas over bitumen reserves	25.1 Bcf (9%)
Probable	61.8 Bcf (22%)
Total proved and probable	282.7 Bcf
Reserve life index	5.3 years (P+P)
Land (January 1, 2006)
Total land holdings	2,422,670 net acres
Average working interest	74.4%
Undeveloped land	1,022,871 net acres
Infrastructure (January 1, 2006)
Producing wells	1,093 (829 net)
Booster compressor stations	95 (72.3 net)
Gas plants(3)	41 (26.9 net)
Operatorship	88.5%

WEST SIDE
Production(1)	49 MMcf/d
Reserves(2)	96.7 Bcf
Average working interest(4)	83%
Undeveloped land	334,506 net acres
Producing wells	282 (243 net)
Booster compressor stations	37 (32.2 net)
Gas plants(3)	8 (5.5 net)
EAST SIDE
Production(1)	28 MMcf/d
Reserves(2)	62.0 Bcf
Average working interest(4)	79%
Undeveloped land	219,195 net acres
Producing wells	301 (235 net)
Booster compressor stations	14 (12.4 net)
Gas plants(3)	9 (6.7 net)
ATHABASCA
Production(1)	71 MMcf/d
Reserves(2)	111.3 Bcf
Average working interest(4)	74%
Undeveloped land	321,324 net acres
Producing wells	362 (254 net)
Booster compressor stations	36 (22.4 net)
Gas plants(3)	19 (10.1 net)
SOUTHERN
Production(1)	15 MMcf/d
Reserves(2)(5)	12.7 Bcf
Average working interest(4)	70%
Undeveloped land	147,846 net acres
Producing wells	148 (97 net)
Booster compressor stations	8 (5.3 net)
Gas plants(3)	5 (4.6 net)

(1)	Average sales gas
production for last
week in March 2006.
(2)	Proved and probable
based on forecast
prices.
3 )	Gas plants include
facilities which
compress and process
gas to sales gas pipeline
conditions.
(4)	Based on working
interest production
by well.
5 )	Excluding reserves for
east-central Alberta.

W5
W4
West Side
Alberta
Saskatchewan
Fort McMurray
East Side
Athabasca
Athabasca
Edmonton
Southern
Calgary
strategic

Focused and strategic operations maximize return

OPERATIONS PROFILE

PET originated with the spin-out of Paramount Resources Ltd.’s (“PRL”) northeast Alberta shallow gas assets into a royalty trust structure in February 2003. These assets were well suited to a Trust. Through acquisitions, the Trust’s asset base has grown substantially since inception, with production more than doubling in our three year history.

The Trust’s asset base is divided into four core areas and managed technically and operationally by multi-disciplinary teams:

^ West Side;
^ East Side;
^ Athabasca; and
^ Southern.

In 2005 and early 2006, operations expanded in all four of the core operating areas. The Northeast Alberta Acquisition, which closed in May 2005, and several minor consolidating acquisitions expanded operations within the Athabasca and West Side core areas. The recent corporate acquisition which closed in February 2006 expanded the Southern core area, re-focusing this core area on similar play types, infrastructure and operating considerations to those in northeast Alberta, but in a year-round access environment. Undeveloped land continues to be evaluated and acquired in all four of the core operating areas, growing the opportunity inventory for future exploration and development.

Paramount Energy Trust has an extensive land position in northeast Alberta. These lands overlay a complex and varied geological sequence which provides numerous opportunities to trap gas pools. A combination of geological analysis, seismic and engineering data are integrated to identify drilling locations within this opportunity-rich area of the Western Canada Sedimentary Basin.

GEOLOGICAL PLAY SCHEMATIC

Asset base characteristics

While PET’s asset base has grown significantly through focused acquisitions, our properties continue to be distinguished by the same ‘trustable’ qualities. PET’s assets are generally characterized by:

^	Predictable production performance;
^	High field netbacks;
^	Extensive opportunity inventory;
^	History of low cost production additions;
^	High working interest;
^	Operatorship; and
^	Strategic infrastructure ownership.

These qualities are the foundation of the Trust’s sustainability model which equates to sustainable production from the base assets with approximately 20 to 30 percent cash flow re-investment.

Predictable production performance

Generally, annual base production performance is predicted within five percent of actual results. This is attributable to several factors including:

^ Long, stable production histories, with over 74 percent of the producing wells on production for over three years and 31 percent on production over
10 years;
^ Production is broadly diversified to many producing wells and facilities, reducing Unitholder exposure to the performance of any one entity.
Our largest single facility represents nine percent of the production base;
^ Extensive technical and field operations experience on the northeast
Alberta assets. Several members of the Trust’s technical and field operations teams have worked with these assets since their discovery in the early 1980s; and
^ Well understood geological play types.

High field netbacks

PET achieves one of the highest netbacks in the royalty trust sector based on the characteristics of our natural gas coupled with cost control and proactive price management. Our production is virtually 100 percent sweet, low pressure natural gas that requires minimal processing, primarily dehydration and compression, with facilities requiring water separation and disposal capabilities. In addition, the geographic concentration of our assets creates many synergies through centralized field operations and economies of scale.

(1)	Throughout this Profile, 2006 estimates are based on PET’s annual budget modified only for 2006 acquisitions and may not reflect the current market for forward natural gas prices or PET’s current hedging position.

See page 14 of PET’s 2005 Management Discussion and Analysis for assumptions and sensitivities.

Extensive opportunity inventory

PET’s inventory of opportunities is extensive both on our developed and undeveloped land base. On the undeveloped land, new opportunities come in the form of low exposure exploration drilling locations. On the developed lands, uphole recompletions in existing wellbores and downspacing with new drills for smaller reserve targets in both producing formations and other formations have become prospective as economics have improved with higher commodity prices.

The Trust has achieved a weighted average drilling success rate of over 94 percent in the last five years. A key to our drilling success is the use of seismic bright spot technology in the direct detection of shallow gas. We have an extensive database of primarily 2D seismic which is used extensively in prospect generation and refinement. We continue to add to this database as new data is either shot, purchased on the trade market or acquired through asset or corporate acquisitions. Our database has also grown in quality with significant investment in data reprocessing using refined seismic processing techniques for better imaging.

SEISMIC DELINEATION OF MULTIPLE STACKED GAS ZONES

SEISMIC LINE

Prospect inventory on undeveloped lands

With over one million net acres (1,600 net sections) of undeveloped land, the Trust has a significant land base to explore as new plays continue to develop in this profitable gas price environment. We pursue new prospects for drilling as new seismic is shot or existing data is reprocessed using new technologies, and as infrastructure continues to expand. PET has steadily increased undeveloped land on a number of measures; as a percentage of total land, undeveloped land per unit of production and undeveloped land per unit of reserves. This indicates the forward-looking nature of PET’s business plan. We are not just depleting the opportunity inventory, but continually building a stronger base for future exploration and development.

Opportunities on developed lands

Developed lands are categorized as spacing units that have either a producing, shut-in or suspended well, or lands with reserves assigned by our independent reserve evaluation engineers, McDaniel and Associates Consultants Ltd (“McDaniel”). Developed lands can have significant opportunities for future reserve and production additions; both from the completion of secondary zones in existing wellbores once reserves from the primary producing horizons are depleted, and through drilling for smaller untapped prospects within the developed land boundaries.

Extensive uphole recompletion activity has been a significant part of our exploitation activities in recent years as we have gained a greater understanding of the secondary Cretaceous reservoirs in our areas of operations. Further, with increased gas prices and refined seismic interpretation and processing, smaller reserve targets that were not drilled on the first generation of exploration through northeast Alberta have become prospective and economically attractive.

Prospects on developed lands are generally smaller in size, yet still meet our economic hurdle rates on a risk-discounted basis. No drilling or tie-in capital is required for recompletions in existing wellbores, hence the risk capital is the relatively inexpensive cost of completion only. For new drills, tie-in capital will generally be less than that for undeveloped lands due to the close proximity to existing pipeline infrastructure.

History of low cost production additions

Shallow gas exploration and exploitation in northeast Alberta is characterized by relatively low cost drilling and completion operations. PET’s drilling costs average approximately $250,000 per well with the majority of wells reaching a total drilling depth of less than 500 metres. Expensive fracturing technology is generally not required to establish commercial gas flow rates, therefore completion costs are also kept to a minimum. Initial well deliverability ranges from 100 Mcf/d to 2 MMcf/d, depending on the zone and reservoir pressure encountered. Combined with the low cost structure, these high initial flow rates translate into production addition metrics amongst the lowest in the Western Canadian Sedimentary Basin.

Historically, PET has added production from its asset optimization program for less than $3.0 million per MMcf/d ($18,000 per flowing BOE/d) and continues to have opportunities to do so for the foreseeable future. Through our prospect evaluation and ranking process, we pursue projects with risk-discounted production addition cost targets under $2.0 million per MMcf/d and finding and development cost expectations of less than $2.00 per Mcf. All-in production addition and finding and development costs are typically slightly higher than these targets as we expend capital on undeveloped land, geophysical data and evaluation studies to build the future opportunity inventory and bring existing prospects to drill ready classification.

High working interest

High working interest means maximum exposure to opportunities generated by our technical teams. While sharing of costs and risk with other operating entities is a common and effective risk management strategy, the majority of the projects we identify in northeast Alberta meet our risk/reward hurdle rates or will meet the hurdle rates in future years as pipeline infrastructure steps out toward more distant prospects. Given the predictable nature of PET’s assets and the low risk and low capital exposure nature of the opportunities, we greatly benefit from having an average working interest of over 75 percent.

While stewarding our land base, opportunities do arise that are outside the risk/reward profile of the Trust, falling short of the finding and development cost and/or production addition cost hurdles that we use to rank our opportunities. To the extent that these opportunities exist on expiring lands, or lands where no further technical information or activity will change our evaluation of the risk-discounted value potential of a prospect, we will consider joint ventures and farm-outs with industry partners to attempt to add value while minimizing monetary exposure. Ongoing land stewardship is a key part of our asset optimization program.

Operatorship

PET operates over 88 percent of our production which provides significant benefits:

^ Ability to maximize daily production;
^ Management of transportation and costs;
^ Control of operating expenditures;
^ Management of production and revenue accounting;
^ Standardization of facilities and operating practices;
^ Control of timing of optimization activity
and facility capacity additions;
^ Implementation of innovative operating
techniques; and
^ Consistent environmental and safety
standards and procedures.

These controls collaborate to maximize revenue and cash flow from our asset base.

Strategic infrastructure ownership

Ownership of pipeline and processing infrastructure allows PET to maximize the value from the tangible assets throughout our extensive operations base. Typically, the infrastructure required to process our shallow natural gas has been built in a modular fashion, with common components interchangeable among facilities. Ready access to an inventory of production equipment which can be optimized across our operations is a critical component to success, particularly in our winter-only access areas where new drilling successes are typically translated into production in the same winter season.

PET owns 41 gas plants and 95 booster compressor stations with salvageable tangible plant and compression equipment valued at approximately $130 million as at December 31, 2005, as evaluated by Prevent Technologies Ltd.

Sustainability model

The foundation for long term sustainability is:
  A predictable production base;
  High netbacks;
  An opportunity inventory for cost-effective production additions; and
  Undeveloped land to feed the prospect inventory.

PET’s asset base exemplifies these characteristics. In the current gas price environment, utilizing our target production metrics and base production performance assumptions, PET has a sustainable model for distributions with a 70 to 80 percent payout ratio.

Core operating area highlights

The Trust’s operations are extremely focused in northeast Alberta, with over 90 percent of our production coming from the three northeast Alberta core areas; West Side, East Side and Athabasca. These three core areas are comprised of virtually all winter-only access properties due to muskeg-like surface conditions; therefore the majority of our annual capital program is generally executed in the first quarter, prior to spring break-up in late March. Driven by strategic objectives, we have an ongoing goal to increase operations in our Southern core area. These year-round access properties not only supply further value-adding prospects that meet our risk/reward profile, the Southern core area also provides synergy to:

^ Optimize our drilling, completion and facility-related technical expertise and related general and administrative costs;
^ Secure equipment early to control mobilization to the winter-only access program as weather conditions permit;
^ Optimize the use of equipment and services, executing operations in the Southern core area on both the way in and the way out of northeast
Alberta; and
^ Provide flexibility to adjust the annual capital program, based on commodity prices and cash flow predictions.

Technical and operational characteristics of our four core areas are described in further detail on the pages to follow. One property in each of the four core areas has been highlighted to give an indication of the types of activities that typically comprise our annual capital programs. These same types of activities are conducted at virtually every property in our asset base. While each has their own unique operations, the technical and operational synergy of the four core areas are critical to the effective execution of the asset optimization and cash flow maximization components of our business plan.

CORE AREA
West Side

Description | The West Side core area is characterized by high deliverability shallow gas produced from the Devonian Grosmont, Leduc, Nisku and Wabamun subcrop plays as well as the Cretaceous McMurray, Wabiskaw and Clearwater sands. Vertical wells are typically less than 400 metres and initial reservoir pressures average 200 to 1,700 kPa (30 to 250 psi). Initial well productivity ranges from 100 Mcf/d to 2 MMcf/d. 2006 Planned activity | A $27 million capital budget will be mostly spent in the West Side in first quarter 2006, including the drilling of 21 wells; nine of which are located at Legend, eight at Woodenhouse and four at Teepee Creek. In addition to the new well completions, 33 workovers and recompletions will be performed prior to the end of winter 2006. A seismic budget of approximately $2 million provides for the acquisition of both new proprietary and trade seismic data and also several large batch reprocessing projects, all focused on delineating exploration prospects for future drilling.

WEST SIDE PRODUCING PROPERTIES

	Reserves(1) proved & probable (Bcf)	2005 average production (MMcf/d)	Average developed land working interest (%)	Net undeveloped land (acres)
Ells	3.5	4.0	41.3	18,611
Legend	28.1	15.9	86.7	43,805
Liege	9.9	6.9	89.5	50,804
Saleski	17.6	6.3	92.7	39,550
Teepee Creek(2)	2.6	1.5	95.2	16,197
Woodenhouse(2)	20.6	6.6	98.6	103,161
West Side other(2)	14.4	4.0	29.8	62,378
Total	96.7	45.2	79.8	334,506

(1)	PET working interest reserves as at December 31, 2005 as evaluated by McDaniel based on forecast prices.

(2)	All or a portion of property was acquired in May 2005. Production shown is average for the full year.

FEATURE PROPERTY

WOODENHOUSE

Included in the Trust’s Northeast Alberta Acquisition in 2005 was the 100 percent owned and operated property at Woodenhouse. The facilities infrastructure consists of a main plant fed by three boosters which compress gas from a three township area. Current total production averages close to 10 MMcf/d.

Woodenhouse provides upside opportunities from multiple stratigraphic zones, including the Nisku, McMurray, Wabiskaw and Clearwater formations. In the first quarter of 2006, eight wells were drilled, targeting gas in various combinations of the above geological horizons. Six of these wells were tied in, four of which are completed in two different zones. To accommodate the additional gas, a new booster was installed at 14-14-84-22W4. This booster serves both to compress new and existing gas, and to extend compression farther south for possible future development.

Eleven additional workovers and recompletions were done on various standing and non-producing wells, resulting in two new tie-ins and added upside on wells already tied in to the existing gathering system. Based on current estimates, we expect to have spent just over $10 million by the end of the first quarter of 2006. Production additions are estimated at 3 to 4 MMcf/d, for all-in costs of approximately $17,500 per flowing BOE/d.

CORE AREA
East Side

Description | Natural gas in the East Side core area is trapped in multiple Cretaceous clastic reservoirs in the McMurray, Wabiskaw, Clearwater, Grand Rapids/ Colony and Viking formations. Drilling depths are typically less than 450 metres and initial reservoir pressures average 600 to 2,200 kPa (85 to 320 psi). Initial well productivity ranges from 200 Mcf/d to 2 MMcf/d. Pools are found using 2D seismic bright spot technology. PET has 17.4 MMcf/d of production shut-in due to the gas over bitumen regulatory issue from East Side assets, primarily in the Corner and Leismer fields.

2006 Planned activity | PET has budgeted $26 million for East Side capital projects in 2006, including the drilling of 28 wells; nine of which are located at Cold Lake, six in Quigley/Kettle, five at Craigend and three at Corner. In addition to the new well completions, 120 existing wells are targeted for recompletions and workovers. A 250 kilometres seismic data acquisition program will also be shot prior to spring break-up to identify new drilling targets and advance existing prospect leads to a drill-ready state for winter 2006-2007.

EAST SIDE PRODUCING PROPERTIES

	Reserves(1) proved & probable (Bcf)	2005 average production (MMcf/d)	Average developed land working interest (%)	Net undeveloped land (acres)
Chard/Kettle/Quigley	10.0	7.2	94.1	24,576
Cold Lake	7.2	5.1	75.1	28,332
Corner/Leismer	23.1	6.5	96.1	106,598
Craigend	3.2	2.5	67.0	26,244
Thornbury	7.4	4.1	71.0	3,584
East Side other	11.1	3.5	66.7	29,861
Total	62.0	28.9	81.7	219,195

(1)	PET working interest reserves as at December 31, 2005 as evaluated by McDaniel, based on forecast prices and including shut-in gas over bitumen probable reserves.

FEATURE PROPERTY

KETTLE/QUIGLEY

The East Side asset with the highest level of budgeted activity in 2006 is the Kettle/ Quigley property. In the first quarter of 2006, six 100 percent working interest wells were drilled and cased for potential gas. Three wells were tied-in during March 2006 and are onstream. An additional two of the six wells will be tied-in early in the winter of 2006-2007. A total of 14 well workovers were undertaken, adding 1.2 MMcf/day of production. In addition, 42 kilometres of new seismic was shot to help delineate locations for future drilling seasons. The Kettle/Quigley area is also the site of the Gas Re-injection and Production Experiment (GRIPE), a gas over bitumen technical solution project which started up in April 2005. PET is working cooperatively with the operator of the GRIPE project, providing flue gas from the Kettle River plant exhaust for injection into a Wabiskaw-McMurray natural gas pool in the Surmont area which was previously shut-in as a result of AEUB Shut-In Order 2000-22. Natural gas from the pool under flue gas injection is then produced from adjacent wellbores in the pool and processed through the Kettle River plant to recover natural gas while maintaining the current reservoir pressure which the AEUB believes important for future SAGD bitumen operations.

CORE AREA
Athabasca

Description | Natural gas in the Athabasca core area assets is trapped in Devonian Wabamun and Nisku reservoirs and in multiple Cretaceous clastic reservoirs in the McMurray, Wabiskaw, Bluesky Clearwater, Grand Rapids and Viking formations. Drilling depths are typically less than 550 metres and initial reservoir pressures average 600 to 2,200 kPa (85 to 320 psi). Initial well productivity ranges from 200 Mcf/d to 2 MMcf/d. The Athabasca core area grew substantially in May 2005 with the addition of assets at Mistahae, Marten Hills, Darwin, Calling Lake, Duncan and Big Bend/Radway.

2006 Planned activity | The Trust budgeted approximately $36 million for the Athabasca area in 2006, the majority of which will be expended in the first quarter. Approximately 44 gross wells were planned to be drilled, including 28 operated drills and 16 lower interest non-operated locations. The operated wells include eight wells at Panny, six at Mitsue, five at Mistahae, two at Peter Lake, two at Wabasca and five wells at Calling Lake. In addition, to the new well completions there are 75 recompletions and workovers and a number of facility-related projects planned.

FEATURE PROPERTY

ATHABASCA PRODUCING PROPERTIES
	Reserves(1) proved & probable (Bcf)	2005 average production (MMcf/d)	Average developed land working interest (%)	Net undeveloped land (acres)
Big Bend/Radway(2)	3.9	0.9	29.4	23,148
Calling Lake(2)	15.1	6.4	50.4	46,026
Darwin(2)	3.0	1.9	59.6	42,480
Duncan(2)	3.8	1.4	23.6	17,120
Marten Hills(2)	17.8	8.8	79.1	55,149
Mistahae(2)	6.8	2.9	100.0	24,960
Mitsue	4.0	3.9	63.8	7,425
Panny	12.2	7.8	95.0	29,840
Peter Lake	13.3	11.0	88.8	27,367
Wabasca/Hoole	31.4	20.6	93.0	47,809
Total	111.3	65.6	57.5	321,324

PETER LAKE

In the first quarter of 2006, the Trust drilled two wells and recompleted five wells in the Peter Lake Area. The activity resulted in an estimated production increase of 5 MMcf/d for a total capital cost of $3 million, adding production at the extremely low production addition cost metric of $3,600 per flowing BOE/d. New production was brought onstream prior to spring break-up at the end of March.

In addition, 23 km of seismic were shot to determine the ideal bottomhole location of the two budgeted drilling locations and to establish future additional drilling prospects. The Trust also reactivated the Fawcett Towers compressor station, which had been shut-in since 2001, to transport the gas from the two new drills.

(1)	PET working interest reserves as at December 31, 2005 as evaluated by McDaniel, based on forecast prices.
(2)	All or a portion of property was acquired in May 2005. Production shown is average for the full year.

CORE AREA
Southern

Description | The Southern core area is a collection of more varied assets. The Trust’s southern Alberta assets produce primarily from the Viking and Belly River formations. PET also holds a non-operated, low working interest position in a Horseshoe Canyon coal bed methane play in the Craigmyle area. The west-central Saskatchewan assets feature multi-zone shallow gas potential in the Viking, St. Walburg, Colony, McLaren, Sparky and Waseca Formations as well as future heavy oil potential. The Abbey area of southwest Saskatchewan provides long reserve life gas production from the Milk River Formation. In February 2006, the Trust closed the acquisition of a private Alberta company with assets in east-central Alberta, adding 9 MMcf/d of production and over 54,000 net acres of undeveloped land immediately south of PET’s northeast Alberta core areas. Critical mass for operations is becoming established as we expect to double the 2005 average daily production level of the Southern core area in 2006.

2006 Planned activity | A $20 million capital budget is projected for the Southern core area, which includes drilling 37 operated wells and 12 non-operated wells. Ten wells have been drilled to date in 2006, nine of which were on recently acquired east-central Alberta lands. Seismic acquisition costs totaled roughly $1.2 million to date. Remaining activity for 2006 will be focused primarily on the newly acquired properties, with several wells also planned in each of Sedalia, Kirkpatrick, Abbey, Unity and the Freemont/Baldwinton areas. In addition, non-operated wells will be drilled in Eyremore, Craigmyle and Manitou.

SOUTHERN PRODUCING PROPERTIES

	Reserves(1) proved & probable (Bcf)	2005 average production (MMcf/d)	Average developed land working interest (%)	Net undeveloped land (acres)
Southern Alberta(2)	5.1	2.0	39.7	12,854
Abbey	5.9	2.6	100.0	69,330
West-central
Saskatchewan	1.7	1.9	88.0	65,662
Total	12.7	6.5	75.2	147,846

(1)	PET working interest reserves as at December 31, 2005 as evaluated by McDaniel, based on forecast prices.
(2)	Excludes east-central Alberta assets acquired in February 2006.

FEATURE PROPERTY

EAST-CENTRAL ALBERTA ACQUISITION

Since the closing of this corporate acquisition, the Trust has drilled 9 wells and expects to add an estimated 1.8 MMcf/d of production in the second quarter of 2006 for a total estimated cost of $3.5 million. This results in production addition costs at a very attractive $12,000 per flowing BOE/d. In addition, four workovers were completed, two of which are tied-in and producing 1.0 MMcf/d. The remaining two workovers are expected to add 0.5 MMcf/d once they are tied-in. The Trust plans to drill between 10 and 23 additional wells in this area during the remainder of 2006.

In addition, further prospects, opportunities for facilities consolidation and workover and recompletion candidates will continue to be evaluated.

Reserves

As at December 31, 2005, PET’s reserve base, as evaluated by McDaniel, the Trust’s independent reserve evaluator, was 196 Bcf on a proved basis and 283 Bcf on a proved and probable basis. According to the McDaniel report, over 91 percent of the Trust’s proved reserves are categorized as developed producing. The McDaniel report identifies minimal future capital expenditures to realize the estimated production potential of the reserves identified: $31 million for the proved reserves and $7 million for the probable reserves, $14 million of which is specified for 2006.

Internally, the Trust has a significant inventory of opportunities which exceeds the forecast future capital expenditures recognized in the reserve report, including the opportunities currently being pursued in our $100 million 2006 exploration and development capital program. With our extensive inventory of prospects on both developed and undeveloped land, and continued exploration, exploitation and development activities in the coming years, the ultimate gas production from the asset base is expected to significantly exceed those reserves booked at year end by McDaniel.

Reserve life index

PET’s 5.3 year reserve life index implies a base production decline of approximately 20 percent. In reality, our base production decline has historically been under seven percent since PET has been a Trust. The decline on the base assets has been held to four percent with average cash flow reinvestment of less than 20 percent.

While PET has one of the shorter reserve life indices in the energy trust sector, the economics of our shallow gas pools are such that the net present value of our assets are typically maximized at a reserve life index of approximately five years. This fact results from the combination of:

^ The ability to add production in producing pools at cost effective levels
(<$3 MM/MMcf/d);
^ The benefits of accelerated cash flow for Unitholders with respect to the time value of money;
^ The minimization of the number of years over which fixed facility costs are incurred; and
^ The compounding re-investment benefit of maximum Unitholder distributions.

In addition, a portfolio of shallow gas assets which, by nature, has a shorter reserve life index presents certain ancillary strategic benefits:

^ Commodity prices and other operating conditions that affect the value equation can be predicted with much greater certainty in the nearer term and price risk managed with forward gas sales and commodity price hedges; and
^ Competition in the acquisition market for shorter reserve life assets tends to be less intense, particularly from energy trusts, most of whom covet longer reserve life metrics.

Gas over bitumen issue

The short history of PET cannot be completely told without some understanding of the gas over bitumen (“GOB”) saga in northeast Alberta. On June 3, 2003, the energy regulator in the province, the Alberta Energy and Utilities Board (“AEUB”), proposed a radical new approach to bitumen conservation with the release of General Bulletin GB 2003-16. The proposed policy originally threatened approximately 50 percent of PET’s gas production by calling for the shut-in of all gas production in the Wabiskaw-McMurray formation throughout a vast area of northeast Alberta. The AEUB believes that gas production from zones in communication with potentially recoverable bitumen may impair the ultimate recovery of bitumen through Steam Assisted Gravity Drainage (“SAGD”).

As the public entity most materially affected by the issue, PET took a leading role on the communications, technical, government relations and legal fronts. After almost two and a half years and following initial shut-in orders, a Regional Geological Study, an abbreviated and accelerated interim hearing and a final hearing, all of which PET actively participated in, the AEUB issued its final decision on the matter in Decision 2005-122 on November 12, 2005. PET has approximately 17.4 MMcf/d of sales gas production shut-in pursuant to the shut-in order.

Financial solution

After extensive negotiations with the Government of Alberta through the Fair and Equitable Solutions Committee, pursuant to amendments to the Alberta Natural Gas Royalty Regulations and Information Letter 2004-036, the Trust now receives a reduction in royalties otherwise payable which equates to 70-80 percent of the lost cash flow from the shut-in gas. Such royalty reductions will continue for a maximum period of 10 years or until the gas returns to production. If production does recommence, an incremental gross overriding royalty of one percent per year of shut-in will be paid to the Crown.

GAS OVER BITUMEN ROYALTY ADJUSTMENT FORMULA

Technical solution initiatives

The gas over bitumen issue is now largely behind us. PET has no further gas under AEUB review in the Athabasca Oil Sands area. This experience had the effect of galvanizing our team and establishing PET in the industry early in its existence. Further, we still own the gas reserves and have gained vast technical knowledge of both gas and bitumen deposits in northeast Alberta. These assets present an opportunity in the future as the focus shifts to converting the shut-in reserves to producing assets.

Future AEUB reviews are expected to be project specific, and will be focused on either SAGD project approval or gas production approval. There is now a new onus on bitumen operators to ensure that SAGD projects do not contaminate any associated shut-in gas reserves.

Ultimately, further technical advancements can be expected to maximize the value of both resources. Valuable research is ongoing in such areas as flue gas injection, gas cap repressurization with air, low pressure pump technology and THAI and VAPEX technologies, to name a few. PET is an active member of the Technical Solutions Committee whose mandate is to resolve the technical issues inhibiting gas production. PET intends to monitor and participate in these and other initiatives.

Cumulative gas over bitumen royalty adjustment

($ millions)

Disciplined approach adds value through acquisitions

ACCRETIVE ACQUISITIONS

While the high quality of our existing assets continues to provide an inventory of opportunities to sustain our base level of production, the Trust’s strategy is one of growth in Unitholder value. It is through accretive acquisitions that meaningful growth can be achieved in the energy trust industry.

Primarily, we look for two types of acquisitions: properties in northeast Alberta which are complementary to our existing assets; and shallow gas acquisitions that allow us to diversify into other geographic areas with similar facilities and play types as in northeast Alberta.

Acquisition criteria Accretive

First and foremost, acquisitions must be accretive by all measures, including the financing activities required to complete the purchase. All of our acquisitions to date have met our accretion criteria, being accretive to not only distributions, but to production and reserves per Trust Unit, and to net asset value.

Synergistic

We focus on acquisitions that are synergistic with our existing asset base, technically and/or operationally. PET is now the fifth largest natural gas producer in northeast Alberta and the only royalty trust with a substantive presence in that part of the province. The scale of our operations provides both operating synergies and a distinct competitive advantage in the market for acquisitions in the region. Our operating presence, familiarity with play types and extensive infrastructure make PET the logical acquirer and natural consolidator of an ever-increasing suite of assets.

Upside

A critical requirement of every acquisition we pursue is an inventory of upside opportunities that meet our risk-reward criteria, thus enhancing the future value of each acquisition. Notably in each of the last three years, including 2006, approximately one-third of our capital expenditure budget has been directed towards assets acquired in the previous year.

Gas focused

We continue to believe in the long-term fundamentals for a strong North American natural gas market. Therefore natural gas focus is an important acquisition consideration as it is and will continue to be a distinguishing characteristic of our Trust. See page 27 for our view of natural gas markets.

Major strategic growth acquisitions

PET has compiled a track record of success in the very competitive acquisitions market. Not only have we been successful on a large number of transactions in the last three years, but we have also demonstrated an ability to add substantial production, lands and facilities to our portfolio without disruption to our base operations. We have a team of professionals from all disciplines dedicated to evaluating acquisition candidates and quickly integrating successful transactions into our existing operations.

Core consolidations

In addition to major acquisitions, we pursue consolidating acquisitions within our established core producing areas on an ongoing basis. While these transactions may not necessarily provide substantial production and reserves growth, they provide opportunities to consolidate facilities which will translate into reduced operating costs and fuel gas usage over the remaining productive life of the fields. The addition to our overall net present value of reserves is often significant relative to the initial investment. In addition, excess equipment from consolidations can be sold or used in other areas of our operations.

From inception through 2005, the Trust had spent a net $473 million on acquisition properties, including the actual purchases, additional capital expenditures and adjusted for cumulative cash flow from those properties. In the fourth quarter of 2005, production from these assets averaged 103 MMcf/d, equating to a rolling production addition cost of $27,500 per BOE/d for acquisitions.

Financial horsepower allows us to capitalize on opportunities

HEALTHY BALANCE SHEET

Maintaining a strong balance sheet is a key pillar of PET’s business plan, allowing flexibility and financial strength to take advantage of the varied opportunities to add value for our Unitholders that arise through all phases of the commodity price cycles.

Recent financing activities

In April 2005, PET raised almost $250 million through a bought deal financing with a syndicate of underwriters in conjunction with the Northeast Alberta Acquisition, issuing 9.5 million Trust Units and $100 million 6.25% Convertible Debentures. PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP” Plan) brought in net proceeds of $49.5 million in 2005 and continues to add approximately $1.5 million per month of cost-effective equity for the benefit of existing Unitholders. An additional convertible debenture financing was recently initiated and is expected to close in early April 2006, raising $100 million through the issuance of a new series of convertible debentures which bear interest at a rate of 6.25% annually and are convertible into Trust Units of PET at $23.80 per Trust Unit.

As it currently stands, we believe the Trust is optimally leveraged with a very manageable level of debt, a strong balance sheet and the financial flexibility to grow through further acquisition activity. Our bank borrowing capacity currently stands at $310 million and will be drawn approximately $200 million upon closing of the recent convertible debenture financing. After closing of the new issue, the Trust will have outstanding $162 million in convertible debentures, for a total net debt of approximately $362 million. This translates into a total debt to trailing annual cash flow ratio of 1.4 times.

Industry-leading DRIP plan

PET’s industry-leading DRIP plan benefits both Unitholders and the Trust. The DRIP plan provides for the reinvestment of monthly cash distributions and cash purchases of up to $100,000 per year to acquire Trust Units at 94 percent of the market price. The DRIP plan treasury purchase price is the weighted average trading price of our Units for the 10 trading days immediately preceding the distribution payment date. Of further note, no additional commissions, service or brokerage fees are charged to Unitholders for these transactions. The DRIP plan has been welcomed by Unitholders as it affords eligible Unitholders the opportunity to purchase PET Units at a discount to market. At the same time, it has established an efficient, convenient and cost-effective way for PET to issue additional equity to its existing Unitholders to enhance our capacity to finance value-adding activities, including seismic and undeveloped land purchases.

Capitalization summary

A	February 3, 2003 – 9.9 million Trust Units were issued to PRL and distributed to PRL shareholders by way of a dividend in-kind.

B	March 11, 2003 – Issued 29.7 million Trust Units at $5.05 per Unit pursuant to a Rights Offering.

C	May 30, 2003 – Equity financing issuing 5.0 million Trust Units at $12.65 per Unit.

D	February 2004 – DRIP Plan implemented. As at March 31, 2006, 4.1 million Trust Units have been issued through the DRIP for net proceeds of $69 million.

E	May 18, 2004 – Equity financing issuing 4.5 million Trust Units at $11.20 per Unit.

F	July 16, 2004 – Issued 6.9 million Trust Units as a part of the Cavell plan of arrangement at $11.35 per Unit.

G	August 10, 2004 – Equity financing issuing 7.8 million Trust Units at $12.35 per Unit and $48 million 8% Convertible Debentures with a conversion price of $14.20 per Trust Unit. $40.9 million of the 8% Convertible Debentures, which trade under the symbol PMT.DB on the TSX, have been converted to 2.9 million Trust Units as of March 31, 2006.

H	April 26, 2005 – Issued 9.5 million Trust Units at $ 16.85 per Unit and $100 million 6.25% Convertible Debentures with a conversion price of $19.35 per Trust Unit. $44.5 million of the 6.25% Convertible Debentures, which trade under the symbol PMT.DB.A on the TSX, have been converted to 2.3 million Trust Units as of March 31, 2006.

Gas is fundamental to North American energy

NATURAL GAS MARKETS

A significant factor in the genesis and evolution of firstly, Paramount Resources Ltd., and now Paramount Energy Trust has been our firm belief in the positive long-term fundamentals for North American natural gas markets. Today’s North American natural gas complex functions on a remarkably delicate supply/demand balance. The short term equation is controlled by:

^ The North American economy;
^ Short-term industrial demand;
^ Storage inventories;
^ Swings in actual and forecast weather;
^ Wildcat events directly impacting natural gas supply
such as hurricane activity; and
^ The price of competing fuels which are driven by
market fundamentals as well as wildcat events such
as geopolitical instability.

In today’s market, these factors combine to create dramatic volatility in current and future gas prices. In the short term, storage inventories are at record high levels entering the spring shoulder season prior to summer cooling demand. This has led to weaker front month gas prices and a reduction of the summer 2006 forward price strip following the record high prices reached in the fall of 2005 after Hurricanes Katrina and Rita caused gas supply disruptions in the Gulf of Mexico.

Notwithstanding these transitory effects, North American natural gas production is struggling to stay flat despite record drilling levels, while base demand continues to grow even in the face of a rising price tide. Several longer term fundamental themes seem to be developing. On the supply side:

^ Supply growth in both Canada and the United States
is becoming increasingly challenging;
^ A significantly tighter liquefied natural gas (“LNG”)
market has developed than many had envisioned.
There is continuing ferocious competition for LNG
between U.S. buyers and those from other parts of
the world, all of whom face the same challenges with
respect to supply delays and regulatory problems
for LNG. Further to these global market factors, the
hurricane damage of 2005 in the Gulf of Mexico may
have lasting implications for the development of new
LNG facilities throughout the Atlantic Basin; and
^ Northern pipelines require significant lead
time to find acceptable solutions to regulatory,
environmental and socio-economic hurdles.

Looking longer term, demand should continue to be strong as:

^ Environmental concerns have favored natural gas for
power generation and residential heating and an ever
increasing number of facilities are equipped to use
only natural gas;
^ Industrial gas consumers are beginning to reach
the limits of what can be done in terms of curtailing
demand and/or fuel switching; and
^ Innovative alternative sources of energy, including
renewables such as solar and wind power, are still
in the early stages of commercial development.

Further developments in overseas markets are having, and will continue to have, a rising influence on how demand, supply and gas storage evolve in Canada and the United States.

Hedging and risk management

In this volatile price environment, proactive management of the price side of the revenue equation is important to our investor‘s confidence in distributions. To achieve the maximum price for the Trust’s gas production, a dedicated team of gas trading professionals is employed in the continuous management of PET’s gas portfolio including physical sales, transportation, hedging and storage arrangements. PET takes a proactive, opportunistic approach to hedging and physical gas sales. Rather than the routine implementation of hedges, we adjust our portfolio in order to, among other things:

^ Protect the level of the Trust’s monthly distributions;
^ Enhance or protect the economics of a successful
acquisition as prices vary from those forecast at the
time of the original evaluation; and
^ Capitalize on perceived market anomalies.

We continuously analyze the market and employ various hedging tools and pricing arrangements on our perceived position in a particular price cycle.

Social responsibility

ENVIRONMENT, HEALTH AND SAFETY

Our number one priority is the safety of our employees and service providers. Environmental stewardship is also an integral component of our decision-making process.

We hold a strong commitment to achieving a high standard of workplace health and safety and environmental stewardship throughout all phases of our operations. Care is taken to protect the environment and ensure the health and safety of employees, contractors and the public, in adherence with all applicable legislation. Our policies, procedures and practices evolve from the following working principles:

^ Environmental protection and safety consciousness are a consistent component of the Trust’s decision-making process by acknowledging and being sensitive to potential environmental impacts and workplace hazards associated with our operations and taking prudent actions to minimize both the impacts and hazards;
^ Environmental, health and safety-related procedures are established and communicated through many varied mediums to ensure effective training for the spectrum of activities and possible incidents with a focus to risk assessment and loss prevention;
^ Projects are proactively managed recognizing the benefits of loss control and environmental protection as well as the full cycle costs associated with environmental alterations and reclamation;
^ Emergency response programs are designed to minimize environmental and safety impacts;
^ Environmental damage which occurs as a result of our business activities is remediated using best practices;
^ Operations are monitored continuously to seek ways to improve our safety and environmental performance; and
^ Industry initiatives and organizations are actively supported in the creation of responsible policies, regulations and industry standards which are designed to protect workers and the environment and minimize asset loss.

A committee of the Board of Directors is in place and includes a majority of non-management directors of the Trust. This committee provides directives for safety and environmental policies to: protect the environment; maintain public health and safety; and comply with all applicable health, safety and environmental laws, regulations and standards. Accountability to environment, health and safety is a core value.

IN STRIDE WITH COMMUNITY

At PET, we strive for excellence and believe in surpassing expectations, exceeding goals and achieving success. This spirit drives how we invest in our communities.

Our In Stride With Community dollars are directed to organizations reflecting the Paramount spirit, specifically those organizations that support both academic and life shaping wellness and education. As we define it, education is a tool used to achieve success, fulfill dreams and learn lessons to enjoy life. It could be sponsoring scholastic endeavors, facilitating a learning field trip for school children, or fuelling the passion and fitness of young people by promoting horse show jumping excellence. To us, education is found in many facets of life.

Our accomplishments as a trust rely on the support of our employees, consultants, contractors, service providers, business partners and our Unitholders. The people working with Paramount Energy Trust live in many communities and are dedicated to improving the quality of life for friends and neighbours. Our community investment is therefore influenced by the activities of the people working with us and our stakeholders. We believe their enthusiasm and passion impacts our success and when this energy is shared with the community, great achievements are made.

500, 630 – 4th Avenue SW
Calgary, Alberta CANADA
T2P 0J9
PHONE 403 269.4400
FAX 403 269.4444
E-MAIL info@paramountenergy.com
WEB www.paramountenergy.com
STOCK EXCHANGE LISTING	TSX
TRUST UNITS	PMT.UN
CONVERTIBLE DEBENTURES	PMT.DB
PMT.DB.A
PMT.DB.B

Management and Officers

Clayton H. Riddell

Executive Chairman

Susan L. Riddell Rose
President and Chief Executive Officer

Kathleen A. Blevins
Corporate Secretary

Gary C. Jackson
Vice President,
Land, Legal and Acquisitions

Kevin J. Marjoram
Vice President,
Engineering and Operations

Brett Norris
Vice President,
New Ventures and Geosciences

Cameron R. Sebastian Vice President,
Finance and Chief Financial Officer

Directors

Clayton H. Riddell Executive Chairman

Paramount Energy Operating Corp.
Chief Executive Officer Paramount Resources Ltd.

Susan L. Riddell Rose

President and Chief Executive Officer
Paramount Energy Operating Corp.

Karen A. Genoway
Vice President, Land
Onyx Oil & Gas Ltd.

Donald J. Nelson
President
Fairway Resources Inc.

John W. Peltier
President
Ipperwash Resources Ltd.

Howard R. Ward
Partner
International Energy Counsel LLP